Pricing Term Sheet	Free Writing Prospectus
dated as of September 27, 2016	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplements each dated September 27, 2016 to the
Prospectus dated September 27, 2016
Registration No. 333-202692

Great Plains Energy Incorporated

Concurrent Offerings of

52,600,000 Shares of Common Stock, without par value (the “Common Stock”)

(the “Common Stock Offering”)

and

15,000,000 Depositary Shares (the “Depositary Shares”)

Each Representing a 1/20th Interest in a Share of

7.00% Series B Mandatory Convertible Preferred Stock

(the “Depositary Shares Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and the Depositary Shares Offering and should be read together with (i) the preliminary prospectus supplement dated September 27, 2016 relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated September 27, 2016 relating to the Depositary Shares Offering (the “Depositary Shares Preliminary Prospectus Supplement” and, together with the Common Stock Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”), including the documents incorporated by reference therein and (iii) the related base prospectus dated September 27, 2016, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 202692. Neither the Common Stock Offering nor the Depositary Shares Offering is contingent on the successful completion of the other offering. Terms not defined in this pricing term sheet have the meanings given to such terms in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as applicable. All references to dollar amounts are references to U.S. dollars.

Issuer:	Great Plains Energy Incorporated

Ticker / Exchange for the Common Stock:	GXP / The New York Stock Exchange (“NYSE”)

Trade Date:	September 27, 2016.

Settlement Date:	October 3, 2016.

Use of Proceeds:

The net proceeds from the Common Stock Offering are expected to be approximately $1.35 billion (or approximately $1.55 billion if the underwriters in the Common Stock Offering exercise in full their option to purchase additional shares of Common Stock), and the Issuer estimates that the net proceeds from the Depositary Shares Offering will be approximately $727 million (or approximately $836 million if the underwriters of the Depositary Shares Offering exercise in full their option to purchase additional Depositary Shares), in each case, after deducting the applicable underwriting discounts and estimated offering expenses.

The Issuer intends to use the net proceeds from the Common Stock Offering and the Depositary Shares Offering to finance a portion of the cash consideration payable in connection with the Merger (as defined in the Preliminary Prospectus Supplements). See “Prospectus Supplement Summary — Recent Developments — Pending Westar Merger” and “— Sources and Uses” in each Preliminary Prospectus Supplement. Pending any specific application, the Issuer may use a portion of the net proceeds from the Common Stock Offering and the Depositary Shares Offering to repay short-term indebtedness associated with transaction expenses related to the Merger, deposit proceeds in its Federal Energy Regulatory Commission-approved money pool and invest in short-term marketable securities. See “Use of Proceeds” in each Preliminary Prospectus Supplement.

Common Stock Offering

Common Stock Offered:	52,600,000 shares of Common Stock

Option for Underwriters to Purchase Additional Shares of Common Stock:	7,890,000 additional shares of Common Stock

NYSE Last Reported Sale Price of the Common Stock on September 27, 2016:	$27.16 per share

	Per Share of Common Stock	Total
Public Offering Price	$26.45	$1,391,270,000
Underwriting Discount	$0.7935	$41,738,100
Proceeds, Before Expenses, to the Issuer	$25.6565	$1,349,531,900

CUSIP / ISIN:	391164 100 / US3911641005

Book-Running Managers:	Goldman, Sachs & Co. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Senior Co-Managers:	Barclays Capital Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc. BTIG, LLC BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc.

Depositary Shares Offering

Depositary Shares Offered:

15,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 7.00% Series B Mandatory Convertible Preferred Stock, without par value (the “Mandatory Convertible Preferred Stock”). At settlement of the Depositary Shares Offering, the Issuer will issue 750,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ option to purchase additional Depositary Shares.

Option for Underwriters to Purchase Additional Depositary Shares:	2,250,000 additional Depositary Shares (corresponding to 112,500 additional shares of the Mandatory Convertible Preferred Stock).

	Per Depositary Share	Total
Public Offering Price	$50.00	$750,000,000
Underwriting Discount	$1.50	$22,500,000
Proceeds, Before Expenses, to the Issuer	$48.50	$727,500,000

Dividends:

7.00% of the liquidation preference of $1,000 for each share of the Mandatory Convertible Preferred Stock per annum. Dividends will accumulate from the Settlement Date and, to the extent permitted under Missouri law and declared by the board of directors of the Issuer, or an authorized committee thereof, will be paid on each Dividend Payment Date in cash or, at the Issuer’s election (subject to certain limitations), by delivery of any combination of cash and shares of Common Stock, as determined by the Issuer in its good faith; provided that any unpaid dividends will continue to accumulate.

The dividend payable on the first Dividend Payment Date (December 15, 2016), if declared, is expected to be approximately $14.1944 per share of Mandatory Convertible Preferred Stock (equivalent to approximately $0.7097 per Depositary Share), and on each subsequent Dividend Payment Date, if declared, will be $17.50 per share of Mandatory Convertible Preferred Stock (equivalent to $0.8750 per Depositary Share).

Dividend Record Dates:	The March 1, June 1, September 1 and December 1 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2016 and ending on, and including, the Mandatory Conversion Date.

Acquisition Termination Redemption:

Within ten business days following the earlier of (a) the date on which the Merger is terminated or the date on which the Issuer determines in its reasonable judgment that the Merger will not occur and (b) 5:00 p.m. (New York City time) on November 30, 2017, if the Merger has not closed on or prior to such time on such date, the Issuer may, at its option, in its sole discretion, give notice of an acquisition termination redemption to all holders of the Mandatory Convertible Preferred Stock. If the Issuer provides such notice, then, on the acquisition termination redemption date (as defined in the Depositary Shares Preliminary Prospectus Supplement), the Issuer will be required to redeem the shares of Mandatory Convertible Preferred Stock, in whole but not in part, at a redemption price per share of Mandatory Convertible Preferred Stock equal to the acquisition termination make-whole amount (as defined in the Depositary Shares Preliminary Prospectus Supplement). If the Issuer redeems shares of the Mandatory Convertible Preferred Stock held by the bank depositary (as defined in the Depositary Shares Preliminary Prospectus Supplement), the bank depositary will redeem, on the acquisition termination redemption date, the Depositary Shares at the Depositary Shares redemption price (as defined in the Depositary Shares Preliminary Prospectus Supplement). See “Description of Mandatory Convertible Preferred Stock — Acquisition Termination Redemption” and “Description of Depositary Shares — Redemption” in the Depositary Shares Preliminary Prospectus Supplement.

Mandatory Conversion Date:

The third business day immediately following the last trading day of the final averaging period (as defined in the Depositary Shares Preliminary Prospectus Supplement). The Mandatory Conversion Date is expected to be September 15, 2019.

Initial Price:	$1,000, divided by the Maximum Conversion Rate, which is approximately equal to the per share Public Offering Price in the Common Stock Offering.

Threshold Appreciation Price:	$1,000, divided by the Minimum Conversion Rate, which is approximately $31.74 and which represents an approximately 20% appreciation over the Initial Price.

Floor Price:	$9.2573 (approximately 35% of the Initial Price).

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 37.8080 shares of Common Stock and not less than 31.5060 shares of Common Stock (the “Maximum Conversion Rate” and “Minimum Conversion Rate,” respectively) (and, correspondingly, the conversion rate per Depositary Share will be not more than 1.8904 shares of Common Stock and not less than 1.5753 shares of Common Stock), depending on the applicable market value (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the Common Stock, as described below, subject to certain anti-dilution adjustments.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described under “— Description of Mandatory Convertible Preferred Stock — Conversion Rights — Conversion Rate Adjustments” in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock on the Mandatory Conversion Date:

Applicable Market Value of	Conversion Rate per Share of
the Common Stock	Mandatory Convertible
Preferred Stock

Equal to or greater than the Threshold Appreciation Price	31.5060 shares of Common Stock

Less than the Threshold Appreciation Price but greater than the Initial Price	Between 31.5060 and 37.8080 shares of Common Stock, determined by dividing $1,000 by the applicable market value

Less than or equal to the Initial Price	37.8080 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments corresponding to those described under “— Description of Mandatory Convertible Preferred Stock — Conversion Rights — Conversion Rate Adjustments” in the Depositary Shares Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

Applicable Market Value of	Conversion Rate per
the Common Stock	Depositary Share

Equal to or greater than the Threshold Appreciation Price	1.5753 shares of Common Stock

Less than the Threshold Appreciation Price but greater than the Initial Price	Between 1.5753 and 1.8904 shares of Common Stock, determined by dividing $50 by the applicable market value

Less than or equal to the Initial Price	1.8904 shares of Common Stock

Early Conversion at the Option of the Holder:

Other than during a fundamental change conversion period (as defined in the Depositary Shares Preliminary Prospectus Supplement), and unless the Issuer has redeemed the Mandatory Convertible Preferred Stock (as described under “Acquisition Termination Redemption” above), a holder of at least 20 Depositary Shares may, at any time prior to the Mandatory Conversion Date, elect to cause the bank depositary to convert all or any portion of such holder’s shares of Mandatory Convertible Preferred Stock, on such holder’s behalf, into shares of Common Stock at the Minimum Conversion Rate as described under “— Description of Mandatory Convertible Preferred Stock — Conversion Rights — Early Conversion at the Option of the Holder” in the Depositary Shares Preliminary Prospectus Supplement. Because each Depositary Share represents a 1/20th fractional interest in a share of the Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Early Conversion at the Option of the Holder upon a Fundamental Change:

Upon the occurrence of a fundamental change (as defined in the Depositary Shares Preliminary Prospectus Supplement) prior to the Mandatory Conversion Date, the Issuer will deliver or pay (as the case may be) to holders of at least 20 Depositary Shares who elect to cause the bank depositary to convert their shares of Mandatory Convertible Preferred Stock, on such holder’s behalf, during the period from, and including, the effective date (as defined in the Depositary Shares Preliminary Prospectus Supplement) of the fundamental change to, but excluding, the earlier of (A) the Mandatory Conversion Date and (B) the date selected by the Issuer that is not less than 30 and not more than 60 calendar days after the effective date of such fundamental change, a number of shares of Common Stock or, if the fundamental change also constitutes a reorganization event, units of exchange property (in each case, as defined in the Depositary Shares Preliminary Prospectus Supplement), determined using the applicable fundamental change conversion rate, along with a fundamental change make-whole amount and any accumulated dividend amount (each as defined in the Depositary Shares Preliminary Prospectus Supplement).

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Depositary Shares Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price
Effective Date	$5.00	$15.00	$20.00	$26.45	$29.00	$31.74	$35.00	$40.00	$50.00	$60.00	$75.00	$100.00
October 3, 2016	16.5440	30.4840	31.7220	30.5020	30.8820	30.4580	30.0640	29.7240	29.6580	29.8460	30.1140	30.4040
September 15, 2017	22.1420	32.4420	33.3720	32.5380	31.8980	31.2600	30.6820	30.2180	30.1220	30.2820	30.4920	30.7060
September 15, 2018	29.8780	35.1000	35.6140	34.2780	33.2100	32.1640	31.3220	30.8080	30.7800	30.8840	30.9920	31.1020
September 15, 2019	37.8080	37.8080	37.8080	37.8080	34.4820	31.5060	31.5060	31.5060	31.5060	31.5060	31.5060	31.5060

The exact stock price and effective date may not be set forth in the table, in which case:

●

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

●

if the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

●

if the stock price is less than $5.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

	Stock Price
Effective Date	$5.00	$15.00	$20.00	$26.45	$29.00	$31.74	$35.00	$40.00	$50.00	$60.00	$75.00	$100.00
October 3, 2016	0.8272	1.5242	1.5861	1.5251	1.5441	1.5229	1.5032	1.4862	1.4829	1.4923	1.5057	1.5202
September 15, 2017	1.1071	1.6221	1.6686	1.6269	1.5949	1.5630	1.5341	1.5109	1.5061	1.5141	1.5246	1.5353
September 15, 2018	1.4939	1.7550	1.7807	1.7139	1.6605	1.6082	1.5661	1.5404	1.5390	1.5442	1.5496	1.5551
September 15, 2019	1.8904	1.8904	1.8904	1.8904	1.7241	1.5753	1.5753	1.5753	1.5753	1.5753	1.5753	1.5753

The exact stock price and effective date may not be set forth in the table, in which case:

●

if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

●

if the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement; and

●

if the stock price is less than $5.00 per share (subject to adjustment in the same manner as the stock prices in the column headings of the table above as described in the Depositary Shares Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20, subject to adjustment as described in the Depositary Shares Preliminary Prospectus Supplement.

Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may only convert its Depositary Shares upon the occurrence of a fundamental change in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make- Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Depositary Shares Prospectus Supplement) is 4.25% per annum.

Listing:

The Issuer intends to apply to list the Depositary Shares on The New York Stock Exchange under the symbol “GXPPRB”. If the application is approved, the Issuer expects trading of the Depositary Shares on The New York Stock Exchange to commence within 30 days of the Settlement Date.

CUSIP / ISIN for the Depositary Shares:	391164 878 / US3911648786

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	391164 860 / US3911648604

Book-Running Managers:	Goldman, Sachs & Co. Barclays Capital Inc. Wells Fargo Securities, LLC

Senior Co-Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated MUFG Securities Americas Inc.

Co-Managers:	BNP Paribas Securities Corp. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc. BTIG, LLC BNY Mellon Capital Markets, LLC KeyBanc Capital Markets Inc.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplements for the offerings) with the U.S. Securities and Exchange Commission (the “SEC”) for the offerings to which this communication relates. Before you invest, you should read the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Common Stock Offering and the Depositary Shares Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, or by emailing prospectus-ny@ny.email.gs.com.

This communication should be read in conjunction with the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus. The information in this communication supersedes the information in the Common Stock Preliminary Prospectus Supplement or the Depositary Shares Preliminary Prospectus Supplement, as the case may be, and the related base prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the related base prospectus.

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